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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                     TEKELEC
                       (Name of Subject Company (issuer))

                                     TEKELEC
                       (Names of Filing Persons (offeror))

                     OPTIONS TO PURCHASE COMMON STOCK UNDER
             THE TEKELEC AMENDED AND RESTATED 1994 STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    879101103
                      (CUSIP Number of Class of Securities)

                             Ronald W. Buckly, Esq.
                       Vice President and General Counsel
                                     Tekelec
                             26580 West Agoura Road
                           Calabasas, California 91302
                                 (818) 880-5656
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                            Dennis R. DeBroeck, Esq.
                             Scott P. Spector, Esq.
                            Scott J. Leichtner, Esq.
                               FENWICK & WEST LLP
                              801 California Street
                         Mountain View, California 94041

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION                         AMOUNT OF FILING FEE
          ---------------------                         --------------------
              $161,256,576                                    $13,046*

-------------

* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 18,315,001 shares of common stock of Tekelec having an aggregate value of $161,256,576 as of July 24, 2003 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .0000809 times the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                          Filing Party: Not applicable.
                           Date Filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third-party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEM 1. SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 1, 2003 (the "Offer to Exchange"), attached hereto as Exhibit
(a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the issuer is Tekelec, a California corporation (the "Company"). The Company's principal executive offices are located at 26580 West Agoura Road, Calabasas, California 91302, and its telephone number is (818) 880-5656.

(b) Securities.

This Schedule TO relates to an offer by the Company to employees of the Company or its subsidiaries to exchange options outstanding under the Tekelec Amended and Restated 1994 Stock Option Plan (the "1994 Plan") to purchase shares of the Company's common stock (the "Common Stock") for new stock options (the "New Options") to purchase shares of the Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election to Participate (the options submitted for exchange, the "Cancelled Options"). The New Options will be granted by the Company under the 1994 Plan, and upon the terms and conditions described in the Offer to Exchange and the related Election to Participate (and together with the Offer to Exchange, as they may be amended from time to time, the "Option Exchange Program"), attached hereto as Exhibit
(a)(1) and (a)(2).

Directors, executive officers named in the Summary Compensation Table in the Company's definitive proxy statement filed on April 8, 2003 with the Securities and Exchange Commission with respect to the Company's 2003 Annual Meeting of Shareholders and non-employees of the Company are not eligible to participate in the Option Exchange Program.

As of July 24, 2003, there were 18,315,001 shares underlying options outstanding under the 1994 Plan and 1,098,547 shares were available for grant. Of the outstanding options, options to purchase 9,711,685 shares would be eligible for exchange under the proposed Option Exchange Program.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference. No trading market exists for the options to purchase Tekelec Common Stock that are subject to the Offer to Exchange.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

The information set forth under Item 2(a) above is incorporated herein by reference. Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), which contains information regarding the identity and address of the directors and executive officers of the Company, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms.

The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("New Options; Expiration Date"), Section 3 ("Procedures for Electing to Participate in the Option Exchange Program"),
Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Option Exchange Program"), Section 8 ("Source and Amount of Consideration"), Section 11 ("Status of Options Acquired by Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Tax Consequences"), Section 14 ("Material Tax Consequences and Certain Other

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Considerations for Employees Who Reside Outside the United States") and Section
15 ("Extension of the Option Exchange Program; Termination; Amendment") is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company's Securities.

The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.

The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Option Exchange Program") is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 11 ("Status of Options Acquired by Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program") is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Option Exchange Program") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.

The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration") is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

(b) Securities Transactions.

                                       2

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The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information.

The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Tekelec; Factors That You Should Consider When Making Your Decision-Selected Financial Data") and the financial information included in
Item 8 of the Company's Annual Report on Form 10-K for its year ended December 31, 2002, and Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 is incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in Section 9 of the Offer to Exchange ("Information Concerning Tekelec; Factors That You Should Consider When Making Your Decision").

(b) Pro Forma Information.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

ITEM 12. EXHIBITS.

EXHIBIT
 NUMBER                                            DESCRIPTION
-------                                            -----------
(a)(1)      Offer to Exchange Dated August 1, 2003.

(a)(2)      Form of Election to Participate.

(a)(3)      Form of Confirmation to Employees of Receipt of Election to Participate in the Offer to Exchange.

(a)(4)      Form of Confirmation of Cancellation to Employees Electing to Participate in the Offer to Exchange.

(a)(5)      Form of Notice of Withdrawal.

(a)(6)      Form of Email Sent to Eligible Option Holders.

(a)(7)      The Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed with the
            Securities and Exchange Commission on March 31, 2003 (incorporated herein by reference).

(a)(8)      The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the
            Securities and Exchange Commission on May 15, 2003 (incorporated herein by reference).

(b)         Not applicable.

(d)(1)      The Tekelec Amended and Restated 1994 Stock Option Plan, including form of stock option agreement
            (incorporated by reference to Exhibit 10.4 filed on March 31, 2003 with the Company's Annual Report on Form 10-K for the year ended December 31, 2002).

                                        3

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
EXHIBIT
 NUMBER       DESCRIPTION
-------       -----------
 (g)        Not applicable.

 (h)        Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: August 1, 2003                      TEKELEC

                                          By: /s/ Ronald W. Buckly
                                          -------------------------------------
                                              Ronald W. Buckly
                                              Vice President and General Counsel

                                        4

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                                INDEX TO EXHIBITS

 EXHIBIT
  NUMBER                                         DESCRIPTION
  ------                                         -----------
(a)(1)      Offer to Exchange Dated August 1, 2003.

(a)(2)      Form of Election to Participate.

(a)(3)      Form of Confirmation to Employees of Receipt of Election to Participate in the Offer to Exchange.

(a)(4)      Form of Confirmation of Cancellation to Employees Electing to Participate in the Offer to Exchange.

(a)(5)      Form of Notice of Withdrawal.

(a)(6)      Form of Email Sent to Eligible Option Holders.

(a)(7)      The Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and
            Exchange Commission on March 31, 2003 (incorporated herein by reference).

(a)(8)      The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003 (incorporated herein by reference).

(b)         Not applicable.

(d)(1)      The Tekelec Amended and Restated 1994 Stock Option Plan, including form of stock option agreement (incorporated by reference to Exhibit 10.4 filed on March 31, 2003 with the Company's Annual Report on Form 10-K for the year ended December 31, 2002).

(g)         Not applicable.

(h)         Not applicable.